U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          FORM 12b-25

Commission File Number: 000-49955

Notification of Late Filing (Check One): [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information:
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                         CIMBIX CORPORATION
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                       Full Name of Registrant

        #134, 9663 Santa Monica Blvd, Beverly Hills, California, 90210
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               Address of Principal Executive Office

Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative
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State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

Management was unable to file its quarterly report for the quarter ended December 31, 2005 without unreasonable effort or expense because the Company requires additional time to complete the presentation of its financial statements in the report.

As disclosed previously on Form 8-k, we have recently engaged Amisano Hanson, Chartered Accountants, to audit the Company's yearend. The 10-QSB cannot be filed until this process is completed. The Company will file its quarterly report as soon as practicable and will attempt to accomplish this filing by the extended period as provided by Rules 12b-25.

Part IV - Other Information
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(1) Name and telephone number of person to contract in regard to this notification.

             Robert Rosner	       310-435-0435
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            (Name)                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s). [ ] Yes [X] No

 Form 10-KSB for period ended September 30, 2005

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CIMBIX CORPORATION
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(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 13, 2006     By: /s/ Robert Rosner
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                              Robert Rosner, President



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This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.